UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2006

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

We hereby inform you that the 24th Ordinary General Meeting of Shareholders of KT Corporation (the “Company”) for the fiscal year ended December 31, 2005 was convened in accordance with Article 20 of the Articles of Incorporation of the Company, and the shareholders approved five agenda as proposed. Details of resolution of the 24th Ordinary General Meeting of Shareholders are as follows:

1.	Date and Time: Friday, March 10, 2006, 10:00 a.m.(Korea Time)

Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17, Woomyun-dong, Seocho-gu, Seoul, Korea.

Record Date: December 31, 2005 for common shares and December 30, 2005 for ADSs.

2.	For additional details, please refer to “Notice of the 24th Ordinary General Meeting of Shareholders” filed as Form 6-K dated February 16, 2006. All agenda have been approved as originally proposed:

•	Agenda No. 1

Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 24th Fiscal Year

•	Agenda No. 2

Amendment to the Articles of Incorporation

•	Agenda No. 3

Election of Members of the Audit Committee

•	Agenda No. 4

Election of Directors

•	Agenda No. 5

Approval of Limit on Directors’ Remuneration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 13, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Assistant Vice President